UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170219

DIVISION OF
CORPORATION FINANCE

January 31, 2017

Timothy Roberts
timclayroberts@insightbb.com

Re: General Electric Company
Incoming letter dated January 23, 2017

Dear Mr. Roberts:

This is in response to your letter dated January 23, 2017 concerning the shareholder proposal that you submitted to GE. On January 12, 2017, we issued our response expressing our informal view that GE could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

David R. Fredrickson
Chief Counsel

Enclosure

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

January 23, 2017
VIA E-MAIL
Office of Chief Counsel "Office or Staff"
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Timothy Roberts
Securities Exchange Act of 1934—Rule 14a-8

Dear Office:
This letter is to inform you that in the view of the Proponent (defined below) the General Electric Company (the "Company"), must include in its proxy statement and form of proxy for its 2017 Annual Meeting of Shareowners (collectively, the "2017 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof received from Timothy Roberts (the "Proponent"). The Proponent kindly requests reconsideration for the reasons explained below.

THE PROPOSAL

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings. If shareholders had the power to replace directors through written consent, it is likely that our board would be more responsive to director qualifications.

BASES FOR INCLUSION

The Proponent hereby respectfully request that the Staff concur in his view that the Proposal must be included in the 2017 Proxy Materials:

ANALYSIS

The company claims that "The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because the Proposal Is An Attempt By Mr. Harangozo To Manipulate And Abuse the Shareowner Proposal Process To Achieve Personal Ends That Are Not In The Common Interest Of The Company's Shareowners."

The Proponent noticed in the Company no action letter, that the Company makes much ado of a shareholder named Martin Harangozo.
The Proponents geographic location, near former General Electric Appliance park, afforded the Proponent lawful opportunity to meet numerous GE shareholders. The Proponent as his pleasure sometimes makes inquiries on what it means to be a shareholder and how the Company is performing. The shareholders at their pleasure answer the Proponent consistent with their knowledge. After receiving the Company no action request, and the decision of the Office, the Proponent consulted with Mr. Harangozo. After "putting heads together", the Proponent finds the claim by the Company has no merit for the reasons set forth below:

I This popular proposal has consistent support by the Office from multiple proponents to numerous companies for many years.

https://corpgov.law.harvard.edu/2010/07/05/action-by-written-consent-a-new-focus-for-shareholder-activism/.

II Company employees have had consistent support from the Office in shareholder proposals.

Helen Quirini, former company employee successfully submitted numerous shareholder proposals GE (2003 – 2009) as did former Company employee Dennis Rocheleau GE 2013. The ability of the Company to find trace elements of a proposal, the result of collaboration of other shareholders, including a former Company employee has not been an issue in the past.

III Shareholder proposals containing quotes from employees have received consistent support from the Office.

GE Company proposals included quotes from John Krenicki, GE 2003 by shareholder Mark I. Klein, MD., also GE 2013 shareholder Robert Fredrich quotes Krenicki.

IV The Company handiwork instigated one or more of the Company so called "Harangozo proponents", and thus the Company "created and nourished" its own "monsters".

Company proxy material formerly included the mailing addresses of shareholder proponents. This contributed to lawful and peaceful networking among shareholders. Shareholder in shareholder meetings also meet, greet, and exchange knowledge. In addition shareholders use social media as Facebook and the internet to collect knowledge. Shareholder Mr. James Jensen initiated communication with the Proponent. The fruits of this communication produced shareholder proposals by Jensen. Outside the communication by the Company to Jensen, including proxy material, Jenson may never have come across the name Martin Harangozo.

V There is no grievance or personal matter relating to Mr. Harangozo that is adversarial or of the disgruntled nature defined by the Company.

Mr. Harangozo was provided on numerous occasions from the Company a paper form and or an electronic version of the Company form to complete by Harangozo listing concerns. The company also held annual meetings with employees and solicited concerns at the annual "tell the truth meeting". The company provided the form and thanked Harangozo for using the form. The action of the company in providing Harangozo the form and thanking Harangozo for using the form confirms a cordial relationship using the most polite English vocabulary possible, and it was Company procedures established by the Company that initiated the completion of the Company forms. In one letter dated May 25, 2011, Company employee HR representative thanked Harangozo for extending the time for a response in language indicating the former employee Harangozo was doing the company a favor in his participation, cooperation, and kind dialogue. A relevant piece of this letter is shown below:

GE - Appliances and Lighting

Appliance Park,
Louisville, KY 40225

May 25, 2011

VIA COURIER & EMAIL

Martin Harangozo

FISMA & OMB MEMORANDM M-07-16

Dear Mr. Harangozo:

I am providing the Company's response to your Level I Solutions claim. On April 25, 2011, a Solutions meeting was held between you, Matt Johnson and me.[1] During this meeting we discussed the items from the Solutions Level 1 Submission Form you submitted as a result of your April 6, 2011

Redacted

Thank you for extending the Company's time to respond to your claim to May

Redacted

(Change in text size is the Proponents emphasis).

Also:

Baker, Pamela (GE, Appl & Light) <Pamela.Baker@ge.com> 04/11/12 at 8:44 AM

To ***FISMA & OMB MEMORANDM M-07-16***

Martin, have you submitted a new Level I Solutions form? I have not received one. Please complete the Level I form which can be found in the booklet attached and return to me at your earliest convenience. Thank you.

Pam Baker
Legal Systems Administrator
GE – Appliances & Lighting

T 502-452-7414
F 502-452-0347
Pamela.Baker@ge.com

Appliance Park, AP2-225
Louisville, KY 40225, USA
General Electric Company

For the purpose of interfering with the shareholder process, the company now elects to recast the solicited concern on Company form as a complaint or grievance, and erroneously makes comparisons to shareholder proposals submitted by proponents of other companies that are disgruntled or adversarial. Consider Company example:

:…For example, in *State Street Corp.* (avail. Jan. 5, 2007) the Staff agreed that the company could
exclude under Rule 14a-8(i)(4) a facially neutral proposal that the company separate the positions of chairman and CEO and provide for an independent chairman when brought by a former employee after that employee was ejected from the company's previous annual meeting for disruptive conduct and engaged in a lengthy campaign of public harassment against the company and its CEO..”

It is laughable that the company compares: Harangozo completing a form provided by the company in writing, where the company thanks Harangozo in writing for completing the form, to an individual ejected from a shareholder meeting for disruptive conduct. The Proponent believes and finds it reasonable to believe that *State Street Corp.* (avail. Jan. 5, 2007) did not ask the employee in writing to behave disruptively nor thank the employee in writing for doing so.

The Company's second example:

"…See also, *MGM Mirage* (avail. Mar. 19, 2001) (concurring
in the exclusion of a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions submitted on behalf of a proponent who had filed a number of lawsuits against the company based on the company's decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos); *International Business…"*

Here again, the Proponent cannot believe that *MGM Mirage* (avail. Mar. 19, 2001) provided the forms in writing to initiate numerous lawsuits and thanked the proponent in writing for filing lawsuits.
Likewise Company example:

"…International Business Machines Corp. (Soehnlein) (avail. Jan. 31, 1995) (concurring in the exclusion of a proposal
to institute an arbitration mechanism to settle customer complaints brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product); *International Business Machines Corp.* (Ludington) (avail. Jan. 31, 1994) (concurring with the exclusion under the predecessor to Rule 14a-8(i)(4) of a proposal that would have required the company to provide shareowners with a list of all parties that receive corporate donations over $5,000 in any one fiscal year, where the proposal was submitted by a proponent who had been engaged in a year-long campaign to stop corporate donations to charities that the proponent believed supported illegal immigration and the company established the proponent's true intent from his correspondence with the company)…"

The "year-long campaign" was in all reasonable circumstances not initiated by the company with a form in writing by the company and a thank you follow up in writing.

Another Company example:

"…Pfizer, Inc. (avail. Jan. 31, 1995), the proponent contested the circumstances of
his retirement, claiming that he had been forced to retire as a result of illegal age discrimination. He also sent a letter to the company's CEO, asking the CEO to review and remedy his situation. After failing to receive a satisfactory outcome from Pfizer's internal review and from the CEO,…"

Here again, the Proponent cannot believe that *Pfizer, Inc.* (avail. Jan. 31, 1995) provided the forms to initiate a letter to the CEO in writing and thanked the proponent in writing for this letter to the CEO.

The remaining examples can be met with the same criteria in that a form provided by the Company in writing and accompanied with a follow up thank you in writing cannot be categorized as a grievance or disgruntled action of the nature illustrated by the Company examples. As the Company would now have it, the Company could with a poker face ask in writing that employees complete a concern form, then thank the employee in writing for doing so, and then rename the concern a complaint to use this so called complaint to perpetually remove any ability for the employee, if a shareholder, to make a proxy recommendation. This is clearly not consistent with the spirit and letter of rule 14a-8.

Harangozo has at every shareholder meeting where he spoke, mentioned his love for the Company, its people and products. The Company with its dividend is the livelihood and bread and butter of Harangozo. The Company is Harangozo's "dividend Ox" in the context of Exodus Chapter 22:1 or the "alien" in the context of Isaiah Chapter 61:5.
Outside the forms and channels offered by the Company, there is no adversarial or disgruntled relationship between the Company and Mr. Harangozo comparable to a shareholder ejection (still laughing), lawsuit, letter to the CEO, year-long campaign etc.

VI The Company response contains critical errors that renders it void of credibility.

The Company claims

"…individual named Neal Renn) (these individuals are referred to herein as the "Harangozo Proponents"). …Although none of the Harangozo Proponents have ever been employed by the Company…"

Indeed, Neal Renn was employed by the Company for approximately a decade and served in part under a colorful manager named Richard Stich. Stich spent hours talking about machine guns, building bombs and related subjects. His language was equally colorful. More materially relevant, the Company claims:

"… (i.e., one Harangozo Proponent submitting a proposal previously submitted by another Harangozo Proponent). For example, the proposal submitted by Harangozo in 2012 was subsequently submitted by Mr. Jensen in 2013…

…Based on the foregoing, the Harangozo Proponents' proposals show that Harangozo is primarily using the shareowner proposal process to provide a platform for continuing to press his personal, employment-related grievances with the Company and the Supervisor. It is clear from the facts surrounding the submission of the Proposal that the Proponent is acting in concert with the other Harangozo Proponents in order to abuse the shareowner proposal process to achieve Harangozo's personal ends, which are not in the common interest of the Company's shareowners, and accordingly, the Proposal should properly be excludable under…"

Mr. James Jensen, contacted the Proponent to commend him on his 2013 proposal. This dialogue blossomed to Jensen also submitting proposals. Jensen and Harangozo have never met, never directly corresponded, and but for the Company material including proxy material, Jensen may never heard of the name Martin Harangozo. It is neither possible nor true that Jensen initiated shareholder proposals with intent to further a Company so called personal matter of

Harangozo. The thread that binds all shareholders is that the company performance as shown in the performance charts of the Proposal is subpar to the market. Shareholders are actively corresponding amongst themselves. This common denominator enables the Company to find trace elements of one proposal in another proposal. A decision by Jensen to submit a proposal after dialogue with the Proponent cannot be used to assert that Jensen acted with intent to further a Company claimed personal matter of Harangozo, a shareholder Jensen never met. Indeed the Proponent and Jensen also have never met in person. Once of course a shareholder contacts another shareholder, like a library, he has opportunity to learn and harness a great body of intelligence that collaborating shareholders have accumulated.

VII The Proponent has no grievance or disgruntled position with the Company.
The Company's incorrect comparisons of Harangozo completing Company documents at the Company request, with Company gratitude, to adversarial relationships, in no way transfers a so called Company grievance to other shareholders. Other shareholders are free to research, collaborate and work independently of any other shareholder. This Proponent was never a Company employee, never filed a lawsuit, never campaigned for a cause, nor has any relations with the Company outside that of a shareholder, with the ability to make a proxy recommendation.

CONCLUSION
Based upon the foregoing analysis, the Proponent respectfully request that the Staff concur with the Proponent that it will take action if the Company excludes the Proposal from its 2017 Proxy Materials. The Proponent would be happy to provide you with any additional information and answer any questions that the Staff may have regarding this subject.

In closing, the Proponent humbly recognizes the jurisdiction of the Honorable Staff. In the event that the Staff cannot concur that the Proposal must be included in the proxy, please give consideration to the Proposal without the supporting statements, worded exactly as shown in the THE PROPOSAL portion of this response. This should remove any personal element in this Proposal.

Kind regards

Timothy Roberts (502) 648 – 7901 timclayroberts@insightbb.com

Cc Gibson Dunn shareholderproposals@gibsondunn.com

shareholderproposals@SEC.GOV